Exhibit 99.15

Disclosure of Transactions in Own Shares

Paris, May 23, 2022 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 28, 2021 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from May 16 to May 20, 2022:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
16.05.2022	625,712	51.5649	32,264,758.56	XPAR
16.05.2022	133,000	51.6350	6,867,457.39	CEUX
16.05.2022	66,500	51.6365	3,433,825.52	TQEX
16.05.2022	66,500	51.6377	3,433,910.04	AQEU
17.05.2022	619,091	52.3586	32,414,746.70	XPAR
17.05.2022	130,000	52.2494	6,792,417.32	CEUX
17.05.2022	65,000	52.2498	3,396,237.91	TQEX
17.05.2022	65,000	52.2549	3,396,566.10	AQEU
18.05.2022	622,051	52.7467	32,811,138.73	XPAR
18.05.2022	120,000	52.7583	6,330,991.80	CEUX
18.05.2022	65,000	52.7530	3,428,948.12	TQEX
18.05.2022	65,000	52.7525	3,428,912.44	AQEU
19.05.2022	515,848	51.6145	26,625,236.60	XPAR
19.05.2022	234,999	51.3884	12,076,218.15	CEUX
19.05.2022	71,000	51.3965	3,649,149.58	TQEX
19.05.2022	71,000	51.3993	3,649,348.95	AQEU
20.05.2022	581,477	52.2142	30,361,369.75	XPAR
20.05.2022	150,000	52.1314	7,819,714.50	CEUX
20.05.2022	75,000	52.1290	3,909,675.98	TQEX
20.05.2022	75,000	52.1229	3,909,217.13	AQEU
Total	4,417,178	52.0694	229,999,841.25

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com